UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)(1)

DSL.net, Inc.

(Name of Issuer)

Common Stock, $0.0005 par value per share

(Title of Class of Securities)

262506 10 8

(CUSIP Number)

Don Doering
Columbia Capital
201 N. Union Street, Suite 300
Alexandria, VA 22314
(703) 519-2000

Copy To:
Daniel P. Finkelman, Esq.
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, Massachusetts 02110

(617) 248-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10-30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262506 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Columbia Capital Equity Partners III (QP), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 640,164

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 640,164

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,164

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Columbia Capital Equity Partners II (QP), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 84,886

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 84,886

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Columbia Cardinal Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Columbia Broadslate Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Columbia Capital Equity Partners III (AI), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 35,364

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 35,364

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,364

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%*

14.	Type of Reporting Person (See Instructions) PN

* Less than 1/10%, rounded to the nearest tenth, pursuant to S.E.C. instructions.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Columbia Capital Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,231

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,231

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,231

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%*

14.	Type of Reporting Person (See Instructions) PN

* Less than 1/10% rounded to the nearest tenth, pursuant to S.E.C. instructions

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Columbia Capital Investors III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 157,953

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 157,953

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,953

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Columbia Capital Equity Partners II (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 69,299

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 69,299

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,299

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Columbia Capital Equity Partners III (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 351,548

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 351,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 351,548

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Columbia Capital Equity Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,580

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%*

14.	Type of Reporting Person (See Instructions) PN

* Less than 1/10% rounded to the nearest tenth, pursuant to S.E.C. instructions

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Columbia Capital Equity Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,185,029

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,185,029

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,185,029

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Columbia Capital Equity Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 172,996

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 172,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Columbia Capital, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Columbia Capital III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,185,029

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,185,029

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,185,029

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This statement (the “Statement”) relates to shares of common stock par value $0.0005 per share (the “Common Stock”), of DSL.net, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 545 Long Wharf Drive, 5th Floor, New Haven, Connecticut 06511.

Item 2.	Identity and Background

This Statement is filed by (1) Columbia Capital Equity Partners III (QP), L.P., a Delaware limited partnership (“CCIII (QP)”), (2) Columbia Capital Equity Partners II (QP), L.P., a Delaware limited partnership (“CCII (QP)”), (3) Columbia Cardinal Partners, L.L.C., a Virginia limited liability company (“Cardinal”), (4) Columbia Broadslate Partners, L.L.C., a Virginia limited liability company (“Broadslate”), (5) Columbia Capital Equity Partners III (AI), L.P., a Delaware limited partnership (“CCIII (AI)”) (collectively, (1) - (5), the “Columbia Selling Entities”), (6) Columbia Capital Investors, LLC, a Delaware limited liability company (“Investors”), (7) ) Columbia Capital Investors III, L.L.C., a Delaware limited liability company (“Investors III”), (8) Columbia Capital Equity Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“Cayman II”), (9) Columbia Capital Equity Partners III (Cayman), L.P., a Cayman Islands exempted limited partnership (“Cayman III”), (10) Columbia Capital Equity Partners II, L.P., a Delaware limited partnership (“II LP”) (collectively, (1),(2) and (5) - (10), the “Columbia Warrant Holders”), (11) Columbia Capital Equity Partners III, L.P., a Delaware limited partnership (“CCIII LP”), (12) Columbia Capital Equity Partners, L.L.C., a Delaware limited liability company (“CCEP LLC”), (13) Columbia Capital, L.L.C., a Delaware limited liability company (“CCLLC”) and (14) Columbia Capital III, LLC, a Delaware limited liability company (“CCIII LLC”) (collectively, (11) - (14), the “Columbia Managers” and collectively, (1) - (14), the “Columbia Entities”).

CCLLC is the manager of Cardinal; CCEP LLC is the general partner of II LP, CCII (QP) and Cayman II, and is the managing member of Investors; CCIII LLC is the manager of Broadslate and the general partner of CCIII LP, which is the managing member of Investors III, the general partner of CCIII (QP) and CCIII (AI) and the sole shareholder of the general partner of Cayman III, and conducts such other activities as may be necessary or incidental thereto.  Each of the Columbia Selling Entities, Investors, Investors III, Cayman II, Cayman III, and II LP were formed (i) to seek income and capital appreciation through the acquisition, holding, management, supervision and sale, exchange, distribution or other disposition of investments, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing.  The address of each of the Columbia Entities is 201 North Union Street, Suite 300, Alexandria, VA 22314.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.
Item 4.	Purpose of Transaction
Not applicable.
Item 5.	Interest in Securities of the Issuer

(a)           On December 10, 2003, the Columbia Selling Entities converted an aggregate of 1,392 shares of Series Y Convertible Preferred Stock into 3,147,184 shares of Common Stock and on December 12, 2003, the Columbia Selling Entities converted an aggregate of 1,393 shares of Series Y Convertible Preferred Stock into 3,149,444 shares of Common Stock and sold all 6,296,628 of such shares of Common Stock as well as 733,323 shares of Common Stock received as dividends on the open market from December 10, 2003 – December 30, 2003 at a per share price from $0.5700 to $0.6496.

On December 9, 2003, the Columbia Warrant Holders transferred warrants to purchase an aggregate of 445,252 shares of Common Stock to VantagePoint Venture Partners 1996, L.P., VantagePoint Communications Partners, L.P., VantagePoint Venture Partners III, L.P. and VantagePoint Venture Partners III (Q), L.P. without the receipt of any consideration therefor.

As of December 30, 2003, Broadslate no longer beneficially owns any securities of the Issuer. Cayman III and Investors III are members of Broadslate and Broadslate disclaims beneficial ownership of all securities held by Cayman III and Investors III.  As of December 30, 2003, CCIII (AI) beneficially owns an aggregate of 35,364 shares of Common Stock (comprised of warrants to purchase 35,364 shares of Common Stock) which constitutes less than 1/10% of the 101,566,289 shares of Common Stock outstanding as of December 30, 2003 as provided by the Issuer.  As of December 30, 2003, CCIII (QP) beneficially owns an aggregate of 640,164 shares of Common Stock (comprised of warrants to purchase 640,164 shares of Common Stock) which constitutes approximately 0.6% of the 101,566,289 shares of Common Stock outstanding as of December 30, 2003 as provided by the Issuer.  As of December 30, 2003, Cardinal no longer beneficially owns any securities of the Issuer. Cayman II, II LP and Investors are members of Cardinal and Cardinal disclaims beneficial ownership of all securities held by such members.  As of December 30, 2003, CCII (QP) beneficially owns an aggregate of 84,886 shares of Common Stock (comprised of warrants to purchase 84,886 shares of Common Stock) which constitutes approximately 0.1% of the 101,566,289 shares of Common Stock outstanding as of December 30, 2003 as provided by the Issuer.

As of December 30, II LP beneficially owns an aggregate of 3,580 shares of Common Stock (comprised of warrants to purchase 3,580 shares of Common Stock) which constitutes less than 1/10% of the 101,566,289 of the shares of Common Stock outstanding as of December 30, 2003 as provided by the Issuer.  As of December 30, 2003, Investors beneficially owns an aggregate of 15,231 shares of Common Stock (comprised of warrants to purchase 15,231 shares of Common Stock) which constitutes less than 1/10% of the 101,566,289 shares of Common Stock outstanding as of December 30, 2003 as provided by the Issuer. As of December 30, 2003, Investors III beneficially owns an aggregate of 157,953 shares of Common Stock (comprised of warrants to purchase 157,953 shares of Common Stock) which constitutes approximately 0.2% of the 101,566,289 shares of Common Stock outstanding as of December 30, 2003  as provided by the Issuer. As of December 30, 2003, Cayman II beneficially owns an aggregate of 69,299 shares of Common Stock (comprised of warrants to purchase 69,299 shares of Common Stock) which constitutes approximately 0.1% of the 101,566,289 shares of Common Stock outstanding as of December 30, 2003  as provided by the Issuer. As of December 30, 2003, Cayman III beneficially owns an aggregate of 351,548 shares of Common Stock (comprised of warrants to purchase 351,548 shares of Common Stock) which constitutes approximately 0.3% of the 101,566,289 shares of Common Stock outstanding as of December 30, 2003 as provided by the Issuer.

CCEP LLC, as the general partner of CCII (QP) LP, II LP and Cayman II, and the managing member of Investors, may be deemed to beneficially own the securities held by such entities and disclaims beneficial ownership of all securities held by such entities except to the extent of its respective pecuniary interest therein.  CCIII LP, as the general partner of CCIII (AI) and CCIII (QP), the managing member of Investors III and the sole shareholder of the general partner of Cayman III, may be deemed to beneficially own the securities held by such entities and disclaims beneficial ownership of all securities held by such entities except to the extent of its respective pecuniary interest therein.  CCIII LLC as the general partner of CCIII LP may be deemed to beneficially own the securities held by CCIII (AI), CCIII (QP), Investors III and Cayman III and disclaims beneficial ownership of all securities held by such entities except to the extent of its respective pecuniary interest therein, if any. Each of the Columbia Managers disclaims beneficial ownership of the securities held by each of the Columbia Warrant Holders except to the extent of its respective pecuniary interest therein, if any. Each of the Columbia Entities disclaims beneficial ownership of any shares of Common Stock or any other securities of the Issuer held by any other person or entity.

(b) Number of shares of Common Stock as to which each Reporting Person has:
(i) Sole power to vote or direct the vote: 0 shares for each Reporting Person
(ii) Shared power to vote or direct the vote:

CCIII (QP): 640,164
CCII (QP): 84,886
Cardinal: 0
Broadslate: 0
CCIII (AI): 35,364
Investors: 15,231
Investors III: 157,953
Cayman II: 69,299
Cayman III: 351,548
II LP: 3,580
CCIII LP: 1,185,029
CCEP LLC: 172,996
CCLLC: 0
CCIII LLC: 1,185,029

(iii) Sole power to dispose or direct the disposition: 0 shares for each Reporting Person
(iv) Shared power to dispose or direct the disposition:

CCIII (QP): 640,164
CCII (QP): 84,886
Cardinal: 0
Broadslate: 0
CCIII (AI): 35,364
Investors: 15,231
Investors III: 157,953
Cayman II: 69,299
Cayman III: 351,548
II LP: 3,580
CCIII LP: 1,185,029
CCEP LLC: 172,996
CCLLC: 0
CCIII LLC: 1,185,029

(c)  During the past 60 days, as described above, (i) the Columbia Selling Entities converted an aggregate of 2,785 shares of Series Y Convertible Preferred Stock of the Issuer into an aggregate of 6,296,628 shares of Common Stock and received dividends of an aggregate of 733,323 shares of Common Stock of the Issuer, and subsequently sold all such shares of Common Stock on the open market from December 10-30, 2003, and (ii) the Columbia Warrant Holders transferred warrants to purchase an aggregate of 445,252 shares of Common Stock without the receipt of consideration therefor.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) On December 10, 2003, the Columbia Entities ceased to beneficially own more than five percent of the Common Stock of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2004

COLUMBIA CAPITAL EQUITY PARTNERS III (QP), L.P.

	By:	Columbia Capital Equity Partners III, L.P.
its general partner

	By:	Columbia Capital III, L.L.C.
its general partner

	By	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS II (QP), L.P.

	By:	Columbia Capital Equity Partners, L.L.C.
its general partner

	By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CARDINAL PARTNERS, L.L.C.

	By:	Columbia Capital, L.L.C.
Managing Member

	By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA BROADSLATE PARTNERS, L.L.C.

	By:	Columbia Capital III, L.L.C.
Managing Member

	By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS III (AI), L.P.

By:	Columbia Capital Equity Partners III, L.P.
its general partner

By:	Columbia Capital III, L.L.C.
its general partner

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL INVESTORS, LLC

By:	Columbia Capital Equity Partners, L.L.C.
its managing member

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL INVESTORS III, L.L.C.

By:	Columbia Capital Equity Partners III, L.P.
its general partner

By:	Columbia Capital III, L.L.C.
its general partner

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS II (CAYMAN), L.P.

By:	Columbia Capital Equity Partners, L.L.C.
its general partner

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS III (CAYMAN), L.P.

By:	Columbia Capital Equity Partners III (Cayman), Ltd.
its general partner

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS II, L.P.

By:	Columbia Capital Equity Partners, L.L.C.
its general partner

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS III, L.P.

By:	Columbia Capital III, L.L.C.
its general partner

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL III, L.L.C.

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS, L.L.C.

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL, L.L.C.

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer